Filed by Microsoft Corporation pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Yahoo! Inc.
Commission File No.: 000-28018
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement Microsoft Corporation would file with the SEC if an agreement between Microsoft Corporation and Yahoo! Inc. is reached or any other documents which Microsoft Corporation may file with the SEC and send to Yahoo! shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
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THE FOLLOWING IS THE TRANSCRIPT OF THE MICROSOFT STRATEGIC UPDATE PRESENTATION MADE TO FINANCIAL ANALYSTS ON FEBRUARY 4, 2008.

FINAL TRANSCRIPT

Thomson StreetEvents℠

MSFT - Microsoft Strategic Update

Event Date/Time: Feb. 04. 2008 / 8:00AM ET

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
CORPORATE PARTICIPANTS
Colleen Healy
Microsoft Corporation — Head of IR
Steve Ballmer
Microsoft Corporation — CEO
Chris Liddell
Microsoft Corporation — CFO
PRESENTATION
Colleen Healy - Microsoft Corporation — Head of IR
Welcome, everyone. I’m Colleen Healy, head of Microsoft’s investor relations Department. Thanks so much for joining us today. Good to see you all after the football game. And welcome to those attending via the live webcast today. This presentation will also be available on demand, with the slide deck, which will also include reconciliations between GAAP and non-GAAP financial measures. Please be aware that if you do decide to ask a question in today’s Q&A session, it will be included in both our live transmission as well as any future recording of this event.
Today, Microsoft’s CEO Steve Ballmer and CFO Chris Liddell will provide you with an update on Microsoft’s strategic direction, following our internal strategy sessions just recently completed, as well as, of course, the announcement on Friday.
In terms of Friday’s announcement, the discussion in today’s presentation about Microsoft’s proposal to acquire Yahoo! is neither an offer to purchase nor a solicitation of an offer to sell shares of Yahoo! or Microsoft. Microsoft will file a Registration Statement on Form S-4 with a proxy statement and prospectus with the SEC, which will be available at no cost to Yahoo! shareholders, at www.sec.gov. Yahoo! shareholders are encouraged to read the statement on Form S-4 when it becomes available.
So, following the presentation, Steve and Chris will take your questions. During today’s presentation and the question-and-answer period, we may make forward-looking statements, including those about our beliefs and expectations regarding the proposed business combination of Microsoft and Yahoo!, the potential costs and benefits of any such transaction, and potential synergies of the proposed transaction. Actual results could differ materially. Additional information concerning factors that could cause actual results to differ materially from those projected in our forward-looking statements will be contained in the Form S-4. We undertake no duty to update forward-looking statements.
So with that behind us, it gives me great pleasure to introduce to you Steve Ballmer.
Steve Ballmer - Microsoft Corporation — CEO
Well, it is a great honor and privilege for me to have a chance to be here with you today. I want to have a chance to talk a little bit about kind of the context and strategies that we’re pursuing to drive shareholder value.
I want to start kind of with a fundamental premise, which builds on the notion of, number one, commenting a little bit about the breadth of our business. Our business has been and remains and will be broader, I think, than anybody else in the technology field, and really helping our shareholders understand that breadth, I think, is important.
I want to talk a little bit about some success and progress we’ve made based on past investments. One of my consistent themes, sometimes well-received and sometimes less, with our shareholders is that we see lots of long-term opportunity that drives investment, and I want to give a little bit of a flavor on how some past investments have been working.

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
I want to talk a little bit about the need for, or the opportunity in, if I could say, continued investment, and so I’m going to give you a little bit of perspective on some other things that we see, some opportunities that we see for investment and the kind of return or hopes we have for those investments.
We will dimensionalize, between Chris and I, some of those investments, and of course we’ll have a chance to talk a little bit about the investment that we rolled out on Friday, potential investment, if you will, in Yahoo!.
I want to start with this notion of what is Microsoft. I get asked this question, actually, quite a bit. Even by a lot of our newer employees, I get asked this question, let alone our investor — what is Microsoft?
We think of ourselves as a company whose core capability, core competence, is in doing industry-leading software innovation, — horizontal, broad software innovation. That’s our core capability as a company. And the applications or the ways in which software can be applied continues to get broader and broader.
When we started out, software was, if you will, kind of a pure thing. It was something that came on a little disk, and you handed it to somebody. And now we see software value-add being critical, not only to software as we know it, but to software-based services that get delivered over the Internet. It has become key to the very definition of many devices — future television sets, mobile devices, et cetera.
And in fact, we’ve also had to evolve our business model. We grew up kind of as a desktop company. I’m still not sure I understand what people mean when they say we are a desktop company, but people all have a view — that it relates to Windows and Office and productivity and the core value proposition on which Microsoft was built.
We evolved over a period of time to also have a very strong enterprise business, selling the building blocks and platforms and solutions to power the biggest enterprises in the world. We are in the course of building an online business, and an online business is still software-based, but it’s more typically advertising-funded, if you will. It’s consumer-focused, if you will. That’s a new muscle, a new set of skills that we’re building.
Last but not least is the new skills that we need in hardware manufacture, hardware design, hardware partnership to really drive devices and entertainment as a core experience.
So in some senses, you could say core capability is software, but we’re willing to follow our nose, if you will, with our core capability to different places in which we need to build different competencies around that software from a business and customer perspective.
I get asked a lot, are you going to do this very quickly? Are you going to do that very quickly? The thing I highlight for people is building a new capability for anybody is actually kind of a hard thing. People like to talk about the innovator’s dilemma. The toughest thing about the innovator’s dilemma isn’t, can you do a new product? It’s, can you actually absorb, understand and build capability in an entirely different approach to doing business?
I’m very proud of the fact that we’ve done that now twice, and we’re going to do it a third time very well and a fourth time very well, and yet the third and fourth stories, the online story and the story around entertainment and devices, are still very much more works in progress than the first two stories.
I would contrast us with anybody else that you would look at in our industry, invest in in our industry. They would not be attempting this breadth. Some of you will think that’s a great thing. Some of you may decide it’s a less good thing. I’ve certainly had shareholders over the course of the last few years say, if I want those other things, I’ll buy somebody else’s stock. If you by our Company, you get the chance to invest, profit and derive value really from the application of software in all four of these important ways.

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
We have been a company that has highlighted, really, for all time, since the time we went public in 1986 — it has been important to me; it has been important to Bill Gates — we have talked about the fact that we invest. We invest for the long run. We see great long-term opportunity and potential in our business. Sometimes those investments look smart; sometimes it takes awhile for them to really pay off.
But if you take a long-term perspective, and what I’ve learned over the last several years of meeting with shareholders is my view of long term is probably longer term than most of your views of long term, since I’m willing to entertain long term five, seven, 10 years, and what I find is most of our shareholders say three years sounds pretty long term. But when we say long term, we see long-term opportunity for technology transformation, long-term opportunity for innovation, for skills development, and long-term opportunity to really drive returns.
Just over the course of the last five financial years, you can see the progress that we’ve made on the chart here in revenue, in operating income, from $8.9 billion to $19.7 billion of operating income in five years. You can either do growth rate and decide whether you think it’s a good thing or not. I think the absolute numbers are really quite a good achievement that we’re proud of, and we’re going to have to work very hard to continue the trend.
And one of the key things we have to do is to continue to invest in new opportunities. Software is a very funny thing. It does not wear out. It never wears out, and it never gets used up. So to continue to drive growth — well, to continue to drive just a flat performance requires innovation and investment, and to drive growth requires even more investment for the long term. So we see big opportunities, but we need to make big investments, certainly on the scale of this revenue and this operating income, to continue to drive superior results.
If you take a look over the course of the last few years and ask, what did you invest in and how is it going, I’m here at a particularly nice time. I’ve been here the last couple of years, when it was a tougher story to talk about investment and return. It’s a little easier this year.
Our client business, we have about 20% I adjusted everything for tech guarantees — 20% growth, driven by the investments we’ve made in Windows Vista. Our business division is up around 20%, driven by the investments we made in not only Office 2007, but in new products — SharePoint, our unified communications and voice product line, the work we’re doing in Business Intelligence, the investments we’ve made in CRM and ERP through our Dynamics product have all been important.
Our Server and Tools Business, up around 16%, very long-term investments. When we first launched our .NET programming framework, which is really the key for SQL Server, for Windows server, people didn’t give us much chance to really get it established in the enterprise. Today, if you look at enterprise applications, well over 50% of applications are now built using .NET, but that really happened over the course of five, six, seven years, and it has helped to really propel our success in Server and Tools.
Our Online Services Business was up 32%. Some of that comes from the acquisition of aQuantive. But despite the fact that we have opportunity for even more success in Online Services, we’ve made significant investments in portal and communications, and then, particularly over the last four years, in our advertising platform and in search and I think we see some payback on that.
Our Entertainment and Devices Business frankly gets dominated financially, or has been dominated financially, by what goes on with Xbox. We’ve had our fits and starts; there’s no question about that. And I’m not pleased about the write-off that we had to take at the end of last financial year. But I think we do have the spin wheel really working well on Xbox. Our Windows Mobile and TV businesses, which we’ve been investing in for almost 10 years, are growing nicely. We sold almost twice as many Windows Mobile phones this Christmas season as we did the Christmas season before, so again very good progress.
Two others I’ll just touch on that have been areas of big investment that I want to highlight in terms of their return — emerging markets. Chris had a chance to talk about this on the conference call. The thing most people don’t realize is we’ve been really scaling up our headcount and expenses in these countries. I think we have offices now in almost 30 cities, for example, across Russia.

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
When our team first proposed this, I have to say even it tested the limits of my view of patience, because salespeople I think of as paying back a little bit more quickly than R&D. And yet we have found that if you go into a decent-sized city in some of these larger countries, it really helps as a presence to fight piracy and do a lot of other things in ways that are quite surprising.
The last area I’ll highlight without specific numbers, because they don’t pop off the financials, is the investment we’ve really made in enterprise selling and enterprise agreements. We have put in product specialists. We have extended our account coverage to reach smaller enterprises with our own direct people. We have morphed our development model in a way that has required investment around security and Trustworthy Computing. All of that, I think, has paid off quite nicely.
The theme here merely is, if you want to grow, you have to invest. Some of the investments we’ve talked about in the past are now coming to fruition, and I want to give a little bit of context on some of the future investments.
Before I do that, it’s a good time to just ring a bell on a couple of things that we have been investing in and doing. Windows Vista SP-1 and Windows Server 2008 — both products have released to our manufacturing process today, which is good news. Windows Vista Service Pack 1 is something certainly all of our customers, particularly in the business side, have been waiting for.
Enterprise customers typically get a new release of Windows, they play with it, they experiment with it, they test it. Many of them will say, I’m going to wait until the first Service Pack. We can now ring the first Service Pack bell. And certainly, we are able to be smarter about this Service Pack than any other Service Pack we’ve ever done for Windows Vista. The amount of data that we get back from the Windows Vista in the field, as people are using the product — we have instrumented versions, we have people reporting crashes and bugs and feedback. You see some of those notes and messages as you use the product. All of that has really allowed us to be much more tuned and, I think, much better in picking what to do for this first Service Pack.
We have deployments underway on Windows Vista. Continental Airlines is in the process of upgrading about 10,000 systems; Bradesco in Brazil, 50,000 PCs to be upgraded in the first half of calendar year ‘08. The Australian Customs Authority has upgraded 5500 PCs and are saving about $262 per PC per year. So we think we’re turning the corner in terms of enterprise adoption and deployment, and Service Pack 1 should be a big boon.
Of course, on the consumer side of the market, we’ve had great uptake on Windows Vista, as Chris had a chance to talk about on our call.
Windows Server 2008 — I think people will be very impressed. Customers will be super-impressed by the depth of functionality, security, management. The virtualization technology has really come to the fore in Windows Server 2008. It’s a question I’ve been asked a lot about from investors. I think really it will be a major step forward in terms of helping us build market share and key workloads like edge security, like Web servers, et cetera. But it also will be just a very strong continued drive on the basic momentum we have with Windows Server 2008.
Let me now transition, then, to past investment and talk about future investment. At this meeting last year, I kind of introduced this framework in terms of how we think about the growth opportunities in our business. In order of size, size being size of gross margin dollars that we see over the next three years or so, these are a list of the eight biggest opportunities we see from a gross margin dollar prospective.
Last year, I talked about seven, and then I had a bunch more that I called nascent and other. I lumped them together to keep life simple this year. But each of these opportunities, if we do our job right, has the potential to deliver $750 million or more of incremental gross margin dollars over the course of the next three years. Windows, through our — gross margin, sorry —contribution margin dollars over the course of the next three years.
People say, is it really true that Windows on new PCs is your biggest growth opportunity? And in a percent case, that’s not the case. In an absolute dollar case, it is still true that a big business that’s growing at a good rate is a great business. As we continue

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
to see PC growth, I know one of the questions I’ll get asked — last year, Steve, you told us to take down our forecasts on Windows. And why was that? You guys are beating them.
What’s happening, what happened over the last year was the PC market just grew faster than anybody anticipated, and particularly in emerging markets. The truth is we don’t grow our revenue per PC as fast as the PC market, by and large. We did a little bit better this year because we made progress against piracy, but this growth in emerging markets puts a little pressure for us in terms of a revenue per PC, if you will. But the absolute growth in the PC market has been stunning over the course of the last year. While it may let up some — there’s economic conditions; there’s everything else — I think we can continue to see incredible PC growth, particularly in emerging markets, but even, to some degree, in developed markets.
Corporate desktop value — this is the notion, particularly inside larger accounts, of actually delivering more value to every desktop. That has been a source of great growth, and with the Office 2007 product line, we’re kind of early, but we’re now in the cycle of really driving additional value per desktop.
Server units — fantastic opportunity for us. We are selling and realizing more revenue per Windows Server that we sell, in some cases. But a lot of the growth in the server market is in lower-end servers — scale-out, Web servers and big Web farms and small businesses. So net, the real opportunity here for us is to add value, but really grow share and grow units with the growth in the server market.
The past year, we took share in the server market. That is Windows Server units outgrew server hardware. Presumably that came from Linux, although that’s a little hard to see, because there’s no firm accounting that gets done on open-source software.
Office in small businesses and consumer — this also relates to everything we’re trying to do with our Dynamics and Live offerings — big opportunity here. We’ve had fantastic unit growth. Some of that unit growth has come as a result of lower prices. But, net-net, this has been a fantastic growth opportunity for us — online advertising, Xbox, software and service attach, Windows Mobile, and then there’s a number of other nascent things that I’ll have a chance to talk about briefly.
Now, to realize the growth that we see in all of these opportunities is going to, again, require investment. Part of the context we want to give you at this meeting is to help you understand that we have more investment coming. Chris will give some financial characterization of that. I want to give some strategic characterization of the investments we’re going to make.
In the first opportunity, Windows, we have to continue to invest in R&D and in marketing. We have work we need to do on new version innovation. We’re very hard at work on the next version, which we won’t talk about, but I’m enthused about what we’re doing. And we’re going to have to invest more than we ever have before in consumer excitement.
At this meeting last year, I think somebody asked me, why don’t you run an anti-Apple ad campaign? And I talked about why I thought that was a bad idea. I’m not sure we’re going to run the campaign that the questioner asked me about last year, but we’re going to be doing more to market Windows, and that is going to require financial investment.
Corporate desktop value — we have more we need to do in terms of sales force investment, and we’re still building out enterprise capabilities in desktop value. Our recently announced proposal to buy FAST in Norway is a good example of this, because it allows us to extend the capability that we have, and, at least for some set of users, drive bigger revenue per desktop.
Server units — I talked about some of the things that we have coming. But we have even more investment we need to make. Our strategy will be to democratize virtualization. You can say, why do you have that on an investment slide? I think you can read that as saying our prices are going to be lower than other people’s prices. That’s kind of a code word, democratize. And therefore, as you think about the opportunity for us in this case, in a sense, relative to what you might see in the market, it will look like an investment. We do have a set of investments we have to make in sales and marketing and technology to continue to drive new workloads. Today, we’re still largely not present, particularly in some of the security workloads.

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
We have Office Live really coming to market. We’ve announced our Office Live workspaces. We’re launching our Dynamics CRM Live product, and there will be a set of investments that are required in technology, sales and marketing, to drive those. Online advertising, we will talk about.
Xbox attach — we have two big themes in Xbox. Number one, we have to drive more success outside of the countries where we have been successful. We’ve been successful in Northern Europe, the United States, Australia. We have been somewhat successful, but less so, in Continental Europe and Japan. That will take investment. But we’re also trying to drive Xbox to appeal to a broader audience than, let’s say, classic gamers. And that’s going to require sales and marketing investment as well.
And last, but certainly not least, is Windows Mobile. We have an opportunity to not only continue to drive the Windows Mobile platform, but also our own application offerings on top of Windows Mobile. You’ll see us start to announce those and bring those to market in the next 12 months, and the level of marketing engagement around our applications, as well as the core Windows Mobile platform, will just continue to scale up. We’ve seen fantastic success that we will build on.
In some of the other categories and more nascent categories, we continue to invest, particularly in health care. We bought a company in Thailand earlier this year that has some phenomenal technology in terms of patient management from the doctors’ perspective that joins the acquisition that we did about 18 months ago of Azyxxi — still very nascent, but we’re very excited about what’s going on in health care.
In the area of Zune, we don’t have quite the contribution margin possibilities in the next three years, but we continue to invest with tenacity to make sure that we have a real play and footprint in music and entertainment. When you think about Zune, you have to think about the Zune player, but you also have to think about the entertainment service that goes around it. The entertainment service is a persistent asset, not only for the player, but also to the PC, to the mobile phone, to a variety of other places.
We launched our Surface technology this year, and we told everybody, because we were trying to be right-minded, good-thinking, shareholder-value-conscious people, we talked about how we were really only going to bring it to market for commercial customers, so that folks like casinos could put it in as a high-end entertainment device in their organizations.
We’ve had more pushback to get a consumer version of the Surface in market than you can shake a stick at, and we will follow our noses in terms of customer interest and make a set of investments to try to take some steps towards making Surface a consumer product and also scaling up the industrial designs.
We have more we need to do in salesforce, particularly in emerging markets. That will be a big deal for us. And a lot of the things that we have been investing in, in terms of cloud platform, which themselves have no direct business model, but they come to market as servers, as desktops, et cetera — it will require reasonably significant investments to start commercializing that cloud platform.
I do need to give a little bit more explanation on that. Normally, when I talk about the cloud or software plus services, the first thing employees or shareholders do is think about online advertising and think about the portal and search. And that’s all very important, but when we talk about the transformation of our business to a world of software plus services, we’re talking about everything we do transforming over the next several years to a world of software plus services. What’s the future of Windows? What’s the future of corporate desktop value? Each and every one of these businesses, on top of a consistent cloud platform, transitions to have additional revenue and profit opportunities based upon this transformation to the cloud.
Some of you say to me, no, no, no. Isn’t this all cannibalization? Well, some of it is probably cannibalization. If somebody is going to cannibalize us, better that it be ourselves. And some of it — a lot of it, I think, is net new opportunity to add value to our customers, therefore net new opportunity to generate real margin.

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
What I did was take the set of growth opportunities, and I want to make sure that you understand that in every one of these cases, we are investing in some software plus services-based opportunity to extend our value. With Windows, we are investing in Windows Live, which adds advertising as a new business model on top of the Windows model. Over time, we will also add a version of Windows Live that makes sense in the corporate market, and we will pick up additional subscription revenue.
In corporate desktop value, we introduced a line we call Microsoft Online. We literally now are going to our largest corporate customers and saying, we will run your Exchange, your SharePoint, your office communication services for you. I had the opportunity in September to go visit Energizer, where we run all of this infrastructure. And we charge subscription-based fees as an add-on to our software licensing fees. I’ll tell you, the speed of deployment, the satisfaction of the customer, the chance that we have to actually speed technology adoption and make more gross margin, is impressive. We now have a pipeline of literally several hundred customers, large customers, who are looking to move this direction with us.
Server units — one of the toughest things for most companies, large or small, is actually to do the deployment of their servers, their datacenters, the propagation of applications to those servers. As we productize the cloud platform that I talked about, that becomes a subscription-based service that we can offer small companies, startups, larger companies, and you will hear more about this opportunity and this investment over the course of the next 12 months.
In SMB, I already talked some about Office Live and Dynamics Live, some subscription and advertising opportunity. In online advertising, which really means portal and search, the opportunity is clear. In Xbox, even my kids get it now. My 15-year-old came up. He stayed up, unfortunately, until about 2.30 in the morning on Saturday; I was kind of giving him a hard time. He said, well, Dad, it’s your fault. I said, what do you mean it’s my fault? He said, well, I was on Xbox Live with my friends, and I lost track of time. He said, you know, you guys have something that nobody else in the gaming business — this is your secret weapon, Dad. It’s Xbox Live.
And it’s really right. The ability to let people entertain themselves and have a great social interaction is really compelling, but it also creates the new opportunity — subscriptions, transactions, also advertising.
Windows Mobile — we’ve introduced Windows Live Mobile. Of course, there’s opportunities in Zune and Mediaroom and others.
Advertising is a key part of a number of the opportunities that I talked about, and the key probably right now for us to continue to grow our advertising footprint starts with what we’re doing with search and portal. We have made good progress in that business. It is growing. Since our start four years ago, we now have what I would call a very credible search product, a very credible advertising platform. We’ve got good trajectory. This was, in some senses, the best time for us to ask ourselves, what else can we do to make ourselves even more effective in this business?
And in a sense, the fact that we’re in a stronger position now than we were 12 months ago actually makes this an easier acquisition to consider, even though, as I said in my letter to Jerry Yang, we did have discussions a year ago with Yahoo! about combining the businesses. People say, what are you doing here? Well, what we’re trying to do is take some momentum that we have and ask, how do we really increase that momentum even further? What else can we do?
And the truth is, either on our own efforts or, hopefully, now that we’ve proposed this acquisition, on our efforts merged together with Yahoo!, there are really four things we get a chance to work on. First and foremost is to expand our R&D capacity. We’re going to have to innovate like crazy to get the position want to have in this market. We’re going to have to innovate in the ad platform. We’re going to have to innovate in core search. We’re going to have to invest in new, emerging user experiences —mobile, social media, video, entertainment experience. We need the R&D capability to really compete with the market leader.
We continue to hire people and transfer people. But in fact, bringing together Microsoft and Yahoo! will allow us, because of the fantastic engineering talent both at Yahoo! and at Microsoft, we get more capacity more quickly. We get a chance to not have to think so much about how do we not use the capacity we have, but how do we deploy this incredible team to make sure that we’re doing everything and more that the market leader might be doing?

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Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
Operational efficiencies — if you take a look at it, there’s a lot of opportunity for operational efficiencies, right people, right jobs, as we and Yahoo! come together.
Scale economics — this is a scale game, whether it’s the scale of investment in capital expense — turns out that if you want to index 20, 30, 40 billion documents on the Internet, it doesn’t matter whether you get one user coming to search with you or 1 billion users or 2 billion users coming to search with you, it’s the same fixed cost investment to index the Web either way. So scale is an important game in terms of the capital expense investments.
Scale is also important in terms of the actual advertising marketplace, because at least so-called search ads are sold through an auction bid mechanism. As any classic auction economist can tell you, you have an auction marketplace, having greater depth of both buyers and sellers is going to lead to greater price realization. So for us to get the kind of price realization that we want to compete in the market, having scale really does help.
So we see four big opportunities for us as a company. And in some senses, the synergies that we see in the Yahoo! acquisition tie nicely, with the exception of operational efficiencies, into things that we were doing and had to do without Yahoo! as part of Microsoft. So we’re pleased to be able to make the bid that we did on Friday. Chris will have a chance to talk a little bit more about the details of that bid, but we think it’s a generous one, and we trust the Yahoo! Board and the Yahoo! shareholders will join with us quickly in deciding to move down an integrated path.
So let me turn things over to Chris, who will talk a little bit about the transaction and then a little bit about what the next year looks like for Microsoft overall.
Chris Liddell - Microsoft Corporation — CFO
As Steve says, I’m just going to give you a few headline thoughts on the acquisition, and also the shape of next year. You will recall the original purpose of the meeting here was to start to bridge the financial guidance we give you in April with a mid-year review of how we’re seeing the year shape up and how we’re starting to make some decisions around investment and the areas that we’re looking at.
But if I start with the Yahoo! acquisition, again, the benefit of announcing on Friday morning was that we gave you a day to digest and think about it. We’re obviously very happy to take questions after the formal presentation about it.
In terms of some of the headline numbers, you’ve seen these, I’m sure, but $44.6 billion at the offer price of $31 a share. Probably the biggest question I got during the course of Friday is, why $31? And I guess regardless of the price we put up, I would have had the same question.
But what we wanted to do was strike a balance between something we believe was clearly attractive to Yahoo! shareholders —if you look at the premium that we’re paying, it is clearly attractive — and to make it as easy as possible for them to accept the offer. We also wanted to make it as competitive as possible relative to the other alternatives that we believe that the company has. And again, we think it’s an extremely competitive offer. But thirdly, and most importantly from our shareholders’ point of view, we wanted something that we felt gave us the opportunity to add shareholder value over time.
Now, the nature of acquisitions is that the selling shareholders get the premium at the front. The acquiring shareholders have to demonstrate the value over time. But if you think of the areas that Steve talked about, we believe there is the capability over multiple years to generate shareholder value for Microsoft in the areas that we’re talking about.
In terms of shorter-term criteria that you will be looking at, we did talk on the call on Friday and reiterate today we think there’s $1 billion of synergies. We think that we can access those over the first one to two years of the acquisition and that it would be

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
EPS either breakeven or better, depending on how quickly we can realize those, synergies within the second full fiscal year after the closing. Now, that excludes a lot of the purchase accounting and one-off costs.
So we think it has good economics from a short-term point of view, good long-term economics from a shareholder value perspective, and is attractive from the selling shareholders’ point of view, in particular relative to their alternatives.
Looking more broadly in terms of the Company overall and the outlook for fiscal ‘09, again, this is not an opportunity to give you formal guidance as such — we will do that in April — but just simply to tell you how we see the shape of the year shaping up.
Now, the first thing to think about is, there’s really three different dynamics in the Company. There’s what’s happening on our revenue side, what’s happening on our cost of goods sold side, and what’s happening on our operating cost side. They operate in slightly different ways, mainly because a lot of the operating costs that we implement in the year that we’re talk about generate revenue in future years. As Steve talked about, the fact that we have had such phenomenally good revenue generation this year really is a reflection of operating costs that we incurred one, two, three years ago as opposed to the year concerned.
If I break them down in order, revenue — this year probably more than most, we’re driven more around what’s happening in the overall economy than what we’re delivering in terms of our own right. The first thing to note is that, when you invest in Microsoft, you really are investing in a global company. I referred to this a week or so ago on the quarterly call. When you look at the makeup of our revenue now, 38%, just under 40%, comes from the U.S. Therefore, by definition, more than 60% comes from outside the U.S. — in this case, as I’ve shown, 48% from mature markets and 14% from emerging markets.
Now, the growth rates we saw in the first half were phenomenal — 15% in the U.S., over 20% in the mature markets outside of the U.S., and almost 30% from emerging markets. And again, as you saw on the call, we guided to 14% to 16% for the second half. So whilst there’s a lot of concern, clearly, here in the U.S. about economic slowdown, from our business’ point of view, we still see the ability in the second half of this year to generate 14% to 16% revenue growth, even in a difficult time.
As we look forward to next year, we clearly are driven around GDP forecasts overall. So for the world, even though people see a slowdown, potentially, in the U.S., most people are looking for global GDP growth of 4% to 5%. We still see the overall environment as generally healthy. We also believe that the IT market will outgrow global GDP. I think the software market is going to outgrow general IT spending. And we think we have the ability to outgrow software spending.
So if you start with a healthy base of 4% to 5% and believe that we can progressively outgrow those, at this stage, for our internal planning, as we start to go into a final budgeting, we still believe that we can grow revenue in double digits for the fiscal ‘09 year.
In terms of cost of goods sold, the only dynamic that’s changing here — and I’m trying to pick themes as you think about building out your model — the only dynamic that’s changing from what you’ve seen in the past is the increasing spend that we’re having, in particular, in building out our services infrastructure. I’ve talked on previous calls about the amounts that we’re putting into CapEx. Clearly, that CapEx starts to come through in terms of depreciation. But again, it’s an investment in the future and an investment in the services strategy that Steve has talked about.
Last but not least, operating costs — the operating cost areas will very much go into the buckets that Steve talked about not only last year and the year before, but just in the last few minutes as well. I’m not going to reiterate those, but clearly, we will be making decisions over the next three months. Those decisions will be influenced, not surprisingly, by what happens with the Yahoo! acquisition. So if that was to be part of the Company, then clearly we need to look at operating costs on a collective basis.

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
But if I exclude that for the time being, and just look at the Company as it stands, we will be looking at operating cost increases in the same areas this year as we have in the last couple of years. And at this stage, whilst it’s relatively early in our planning cycle, we’re looking at operating cost increases probably broadly in line with revenue growth.
That’s the indication, but there are still some reasonably strong decisions that we need to make, and clearly, if the Yahoo! acquisition is to happen, that will be something that we would need to overlay into our thinking as well.
So that gives you a little bit of a background of the thinking about the Yahoo! acquisition and a little bit of the thinking about how we’re thinking about fiscal year ‘09 as it shapes up. As always, we will give you formal guidance in a couple of months, in April.
Colleen Healy - Microsoft Corporation — Head of IR
So with that, we will open it up to questions. We do have microphones working their way around from the IR team.
QUESTIONS AND ANSWERS
Unidentified Audience Member
Steve and Chris, a question on the operating expense side. So, pre the Yahoo! announcement, we had pretty substantial build-it-yourself-type operating expenses included as we think about the OSB build. Now, with the Yahoo! acquisition, you’re moving to more of a buy decision. I’m assuming it’s a measure of both.
But how should we think about the expenses, in effect, we have already promised looking forward? Do you see a way to effectively come in a little bit below what we had originally put in those models? Or is it now you’re going to go fully at both, the build and buy?
Steve Ballmer - Microsoft Corporation — CEO
Well, let me talk conceptually. If Chris wants to actually be numeric, that’s up to him. Conceptually, what we’ve said is we want to take — we have a plan, and our plan is to invest for success. I’ve gotten some pushback from shareholders on our willingness to invest, that maybe it’s a little stronger than some of yours, but it is; it’s there. I make it clear. What we’ve said is, if we conclude the transaction, which we hope — which we trust we will do with the $31 bid, you put the two things together, you have about $1 billion-plus, we’ve talked about, of synergies. Perhaps, in detailed discussions with Yahoo! on either the revenue or the expense side, we will see more than that. But I think that’s the right lens in which to model it.
So when we talk about our basic plan for the Company of operating expense growth in line with revenue, that presupposes a fairly significant investment in operating expense in the online services area, and as Chris said, certainly in the CapEx area. And in COGS, you’ll see that investment shine through. When we combine with Yahoo!, then we have the opportunity to reduce costs, increase revenue. But I’ve tried to make it very clear that the number one thing we’re trying to do is increase scale and increase capacity to give ourselves a better chance to be more successful more quickly. It’s not primarily about scaling down; it’s primarily about scaling up.

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Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
Chris Liddell - Microsoft Corporation — CFO
If I just add some color to it, firstly, as we see it, we would look to complete the acquisition by the end of this calendar year. By definition, let’s say that’s December 31, just to make life easy. Therefore, that’s going to be halfway through our fiscal year. So fiscal year ‘09 is going to be an unusual one in terms of you’re going to have half a year with and half a year without.
If you go forward from there and then say fiscal year ‘10, which would be the first fiscal year, it would be — there is definitely some opportunity for cost-saving, but it’s way too early to think about whether, when we collectivize our CapEx, we would manifest that saving by spending less or spend the same amount collectively, but look to actually get more value from it. That’s very much the planning that we’d want to do, collectively with the Yahoo! management, assuming that we embrace it over the next few months.
Unidentified Audience Member
(Inaudible question — microphone inaccessible)
Chris Liddell - Microsoft Corporation — CFO
The EPS number I was talking about was for the whole Company.
Steve Ballmer - Microsoft Corporation — CEO
Right.
Chris Liddell - Microsoft Corporation — CFO
Breakeven or better —
Steve Ballmer - Microsoft Corporation — CEO
Not breakeven in the division. He didn’t say breakeven in the division. That’s different. This is an investment-mode opportunity for us, there’s no question. With the acquisition or without, we need to make sure we’re investing for success.
Unidentified Audience Member
Steve, I’m wondering, what are your alternatives if you’re not successful in the bid for Yahoo!? How does that change the amount of investments you’re going to have to commit to this business to still get to your goal? I believe Kevin Johnson had said have 40% of the Internet advertising market. How do you get there without acquiring Yahoo!?
Steve Ballmer - Microsoft Corporation — CEO
We have a robust plan that you get to see a year at a time, I guess, every April. We have a robust plan to continue to invest in our online services area, in Internet advertising, in search and the portal, et cetera, around many of the properties that I talked about. While we would expect to buy Yahoo! at this stage with the offer that we’ve made, we think that’s certainly in our best interest and in Yahoo!’s shareholders’ best interest. Make no mistake about it, we’re investing for success. We think we have a chance to get farther sooner through the acquisition of Yahoo!, so we are very excited about it. But we are on a path — we were on a path and we will stay on that path regardless.

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
Unidentified Audience Member
It seems like you’ve got a premium built into this deal to get it done quickly, and it seems like that there’s some value in the timing of this transaction and moving the OSB business and the rest of your online efforts forward. Can you comment on the importance of timing here and particularly in the light of potential regulatory issues? If those start to slow things down here, can you talk about what you see happening on the regulatory side and the impact on the value of the transaction for you if things get muddied up?
Chris Liddell - Microsoft Corporation — CFO
Yes. As I see it, part of the thinking in striking the price was to make it as attractive as possible, and speed was one of the issues about that. But we think it’s in our interest, we think it’s in Yahoo!’s interest to resolve their future as quickly as possible. Clearly, from an employee point of view, certainty, I think, is a relatively good thing. So moving into the regulatory phase as quickly as we possibly can, I believe, is in the interest of both parties. Certainly, our thinking in striking what we consider to be an attractive price was to make it as attractive as possible to move quickly.
Steve Ballmer - Microsoft Corporation — CEO
From a regulatory perspective, I would say we think the combination of Microsoft and Yahoo! actually makes a more competitive marketplace by establishing a strong number two competitor. In any alternative scenario, actually, it doesn’t seem to enhance competition. Certainly, that would be the message we’ll communicate to the regulators. Google has clearly got a dominant position; they have about 75% of paid search worldwide. We think this enhances competition. Anything else would be less good from that perspective.
Unidentified Audience Member
(Inaudible question — microphone inaccessible)
Steve Ballmer - Microsoft Corporation — CEO
I don’t think, actually, the combination looks very high in any of these regards. We have a lot of mail users, and so does Yahoo!. But if you put them all together, you probably don’t have 20% of consumer e-mail on the Internet in the United States, which would be the country where there’s the greatest overlap. In Europe, Yahoo! has less presence. We’ve got more presence. In Asia, Yahoo! has got more presence; we’ve got less presence. But even in the United States, just think about it sort of personally, if you look at all the personal e-mail you get and add up the Hotmails and the Yahoo!s and the Comcasts and put them all together, and I think you’d still wind up saying, yes, those guys have a big footprint, but it’s not a high percentage of all the personal e-mail people send.
Colleen Healy - Microsoft Corporation — Head of IR
Thanks, Charlie. We are going to capture this question on mike so the webcast also —
Unidentified Audience Member
My question is, would you consider offering cash instead of the stock and cash offer? It seems that, obviously, the stock was being pushed down by the arbitrage activity. I just wanted to understand, given the Company has just started to do well, why offer stock at this time?

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
Chris Liddell - Microsoft Corporation — CFO
We think it was a good blend. 50-50 we think is probably about the right balance. If you look at the cash component, rather than focus on the stock component, that’s going to be over $20 billion worth of cash. We could fund most of that through our cash holdings, but it’s likely we’re actually going to borrow the first time. So it will be a mixture of the cash that we have on hand plus debt. We think, relative to our first entree into the capital markets, that’s probably going to be a capital raising of about the right amount. So we think, for all sorts of reasons, both the attractiveness to the offer itself and also the financing plan, 50-50 is about the right mix.
Steve Ballmer - Microsoft Corporation — CEO
I’ve said before, I’ll say again — the specifics Chris has commented on, but there’s enough technological risk in this business that we don’t have a strong appetite for financial risk. Probably we have less appetite for financial risk than some shareholders would like. We have certainly done a lot to return cash to shareholders. But we’re going to try to take what I would call less financial risk in order to feel more comfortable with the technology risks and market risks.
Chris Liddell - Microsoft Corporation — CFO
And the amount that we’re offering is less than what we bought back in the previous year. So, again, you have to keep it in the context of the size of Microsoft.
Unidentified Audience Member
Chris, you mentioned operating costs are going to be up broadly in line with revenue growth, which is sort of what we’ve seen, on average, from the slide you put up earlier. Has Microsoft — and this is a bigger question, I guess — has Microsoft attained the mass where you pretty much have to invest for growth that sort of offsets the leverage you get in your more established markets? Longer term, is that the way we should be looking at it? You certainly are continuing to grow at a certain rate, so that’s still attractive. But it’s one of the things in a software model, you usually see a certain amount of leverage as you go through time. You guys are ahead of the curve and just about everybody. So maybe have you attained that size? And then secondly, have you bought any shares of Yahoo! yet, can you tell us that, in the open market?
Chris Liddell - Microsoft Corporation — CFO
In terms of the investment and the maturity, whilst I talk on an aggregate level for Microsoft — and that’s how people typically model us — clearly, when you look at the Company, it’s made up of some quite different businesses with quite different dynamics to it. So I think about our traditional core businesses of client, MBD and server, and that dynamic that they have in them is quite different from the online business, where we are clearly growing, and the consumer business, which has just become profitable for the first time.
So the investment decisions we make really are really very different in those three different business areas, and I tend to aggregate them and then talk about the amalgam. So I think the dynamics are quite different. What we’re thinking about when we make the investment decisions is not so much what we need in order to fund the growth in the next year or two, but the opportunities that come there afterwards.
Probably the other thing that’s changing relative to where we were a couple of years ago is the impact of acquisitions. So clearly, Yahoo! is a [better side]. But even outside of Yahoo!, you have seen us being much more acquisitive in the last couple of years, and the impacts of those acquisitions, both the operating costs and people costs that we get from them and also some of the

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
accounting charges associated with them, are becoming a bigger factor when we think about operating expense going forward as well.
It’s a lot answer to a relatively short question, but you’ll see different dynamics of operating expense increase in the different types of the businesses, when we start to give you more judgment going forward.
Colleen Healy - Microsoft Corporation — Head of IR
I doubt you’re going to answer, but he had the — have you bought Yahoo! shares in the market?
Chris Liddell - Microsoft Corporation — CFO
No comment.
Unidentified Audience Member
(Inaudible question — microphone inaccessible)
Unidentified Audience Member
A similar question on the leverage side. This year you’ve seen, as your revenues have performed, you’ve managed costs effectively. You’ve seen a nice degree of leverage the first couple of quarters. Just given your remarks, should we expect as you go out a couple years that same dynamic still holds true, that you’re going to manage to a certain absolute cost level, and should you be surprised on the revenue upside, and most of that should flow through to the bottom line?
I’m just trying to get a sense, are you going to be more opportunistic in terms of investments when you see upside on revenue? And after what we’ve seeing the first couple of quarters, I’d say you also surprised on an operating margin standpoint. If you get the same degree of surprise in revenue, say, next year or the year after, would we still — should we still expect to see more of that flow through to the bottom line?
Chris Liddell - Microsoft Corporation — CFO
The Company has done a really good job in the last two or three years of coming in in line with operating expense. I think you’ve seen that this year, you’ve seen it last year, very well. So I take my hat off to the business groups, and [Kim Turner] in the field have done a really nice job in terms of getting their operating cost structures and disciplines in place. So I feel very good about that.
Now, clearly, we give the field some opportunity to invest money if they see a sale. So there’s some expense that we allow them to increase if they think they are going to generate additional revenue. But other than that, to a large extent, additional revenue does fall through. We make our investment decisions independently of the revenue growth. So just because we’re exceeding in a particular year with revenue growth does not mean that we’re going to spend that money. That’s a different and independent decision.
Having said that, if we see an acquisition halfway through the year like a FAST that we like and believe that we should do, we will do that as well. We’re not going to wait; that’s not going to be dependent on how we’re performing from a revenue perspective.

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
But if you put that aside, and look at the fact — and again, some of our revenue carries higher gross margin than others, so an Xbox sale doesn’t carry the same margin contribution as another Windows license. But if you take all those factors aside, broadly speaking, revenue outperformance should fall — from a gross margin outperformance should fall through.
Steve Ballmer - Microsoft Corporation — CEO
Just to remind you, there’s really, in our business, only three things — people, marketing and COGS. COGS are more complicated, but people can only be added at a certain rate. So if, oh, revenue is high, it’s not like there’s a huge additional capacity to go just flip a switch and hire more people. On-boarding people, hiring people — we get people through acquisitions. That’s the only step function that you get on people.
Marketing — yes, you can always — you can scale up and down marketing, but I would say the time to scale up marketing is when revenue is not good. When revenue is good, you’ve got to ask yourself — there’s got to be good strategic reasons to scale up marketing.
Unidentified Audience Member
I’m wondering if you could clarify your comment earlier to Sarah’s question, when you said it should be breakeven or better in the second fiscal year. Then, Steve, you seemed to go out of your way to emphasize that it wouldn’t necessarily be profitable. And I don’t know how you can be breakeven if it’s not profitable. I must have misunderstood something there.
Steve Ballmer - Microsoft Corporation — CEO
Chris made a concrete statement, and I think that’s the concrete statement. We didn’t talk about what our OSB P&L looks like in the future. We talked about how much better our business is, based upon buying Yahoo!. That’s at least — I’m not the expert in the room on accretive/dilutive, blah blah blah, but I think what it means is, you are enough better to pay off, somehow, the cost of acquisition. Right? Which is different from any specific comment. If you have a business in which you are going to invest a lot of money and then you add something else, you add its profits and you add its synergies. So it’s whatever our plan was for OSB plus whatever Yahoo! has plus whatever synergies we get, and then all of that, you mix it together, and that’s what the OSB P&L looks like.
So I think it’s very important to just be clear. Chris’ statement is 100% our plan. That is to be accretive, without the noncash-type charges, within the second full year of operation. That is different than any specific comment as to what the segment P&L would look like. I just wanted to try to make sure we were straight on that.
Unidentified Audience Member
My question is about the cloud architecture in the longer term, a bit of a longer-term question. When you’re building out these datacenters, I know that it’s a fairly aggressive buildout — do you see any proprietary efficiencies or operating cost efficiencies that you will be able to realize, due to new designs that you are rolling out?
Steve Ballmer - Microsoft Corporation — CEO
We have a lot of work that we’re doing to drive efficiency in the datacenters. I would say our basic view is to not make many of them proprietary. Since we are a platform company, most of the things we figure out how to do, we want to productize for our customers, either by productizing with hardware vendors and in Windows Server or by productizing in our cloud platform, which we can make available to other software vendors. So there’s innovation, but we want to make sure that that’s an innovation we offer to our customer.

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F I N A L    T R A N S C R I P T
Feb. 04. 2008 / 8:00AM, MSFT — Microsoft Strategic Update
So as we look at the next-generation designs, we’re out working now on next-generation designs with guys like HP and Dell and Ferrari and [Volvo] and many, many other guys who are going next-generation server designs to make sure server hardware, server software, the way those things come together, the way they are packaged, the way they can be racked — all of that should be not only available to us, but of course that’s a value proposition we can take to our other customers.
Colleen Healy - Microsoft Corporation — Head of IR
Great. Thank you so much for all of you who joined on the Webcast and here in New York on this Boxing Day of Super Bowls. If we didn’t get to your question, please call my team, who is in the office, and we will be delighted to help you. Thanks so much.

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